CONSENT OF QUALIFIED PERSON

18 July 2017

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Prince Edward Island)
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

AND TO:	Asanko Gold Inc.

Dear Sirs/Mesdames:

RE:	Asanko Gold Inc. (the “Company”)

I, Doug Heher, am an author of the technical report entitled “Asanko Gold Definitive Feasibility Study Technical Report”, with an effective date of 5 June 2017 (the “Technical Report”).

I am responsible for section(s) 1.1, 1.2, 1.11, 1.16, 2, 3, 18, 19, 20, 24, 25.1, 25.5, 26.5 and 27.5 of the Technical Report and I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Company dated 5 June 2017 and 18 July 2017 (the “Disclosure Documents”).

I confirm that I have read the Disclosure Documents and that the Disclosure Documents fairly and accurately represent the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,

(signed) “Doug Heher”
Doug Heher
Senior Project Manager
DRA Global (Pty) Limited